CANCEROPTION.COM, INC.
                        7332 E. Butherus Drive, Suite 101
                            Scottsdale, Arizona 85260


                                December 29, 1999


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Reference:        CancerOption.com, Inc.
                           File No. 0-27895

To Whom It May Concern:

     We are requesting a withdrawal of the Registration Statement and amendments thereto filed under Form 10SB for the above referenced company. This withdrawal is necessary in order to avoid the effectiveness of a defective filing. Any questions regarding this matter should be directed to our legal counsel, Gary R. Blume at (602) 494-7976.


                                   Sincerely,



                                   /s/ Arnold Takemoto
                                   -------------------
                                   Arnold Takemoto
                                   President, CEO and Director